FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

Bridgestone Corporation Announces Business and Financial Results for First Quarter of Fiscal 2006

Tokyo (May 1, 2006) - Bridgestone Corporation (the "Company") today announced its unaudited consolidated business and financial results for the period January 1 to March 31, 2006, the first quarter of the present fiscal year (January 1 to December 31, 2006). These results are for the Company and its consolidated subsidiaries, collectively referred to below as the "Companies." The Company had 439 consolidated subsidiaries and 196 equity method affiliates at March 31, 2006.

Here is a summary of the Companies' first quarter results in 2006 and management's revised projections for the Companies' sales and earnings performance for the first half of fiscal year 2006. Solely for the convenience of readers, the dollar figures have been calculated at US$1 = ¥117.47, the exchange rate on March 31.

I. Overall Results

A. Sales and earnings

	FY06 Q1	FY05 Q1	Increase (decrease)	
	¥ billion	¥ billion	¥ billion	%
Net sales	704.6	603.9	100.7	17
Operating income	47.4	44.0	3.4	8
Ordinary income	41.7	42.0	(0.2)	(1)
Net income	27.1	26.1	1.0	4

A defining trend of the business environment in the first quarter was a global upward movement in the cost of crude oil and other raw materials. The Japanese economy continued to recover on the back of improving corporate earnings and increases in capital spending and personal consumption. In the United States, the economy was favorable as personal

consumption and capital spending continued to increase. Economic recovery proceeded gradually in Europe. Strong economic growth continued in China, while other Asian economies expanded steadily.

Amid such a business environment, the Companies continued to execute initiatives worldwide to expand sales of high-value-added products and release appealing new products. Additionally, the Companies continued group-wide efforts to increase production capacity, enhance productivity and make the most of their strengths in research and technology.

As a result, net sales in the first quarter increased 17% from the same period of the previous year (the previous first quarter), to ¥704.6 billion [$6.0 billion], while operating income increased 8%, to ¥47.4 billion [$404 million] and ordinary income decreased 1%, to ¥41.7 billion [$355 million]. Net income grew 4%, to ¥27.1 billion [$231 million].

B. Segment Information

Note:

The amounts for segment results include inter-segment transactions that are eliminated in calculating the consolidated results.

a. By business segment

		FY06 Q1	FY05 Q1	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Tires	Sales	560.8	479.6	81.2	17
	Operating income	35.4	34.1	1.2	4
Diversified Products	Sales	150.3	131.2	19.0	15
	Operating income	11.5	9.6	1.9	20
Consolidated Results	Sales	704.6	603.9	100.7	17
	Operating income	47.4	44.0	3.4	8

In the tire segment, the Companies' operating income in the first quarter increased 4% over the previous first quarter, to ¥35.4 billion [$301 million], on an increase of 17% in sales, to ¥560.8 billion [$4.8 billion]. The earnings contribution from this sales growth offset in part the adverse effect on earnings of rising raw material costs. The Companies worked to maximize their sales momentum by introducing appealing new products worldwide and improving product mix through increased sales of high-value-added products. Elsewhere,

the Companies improved and expanded production sites around the world.

In the diversified products segment, the Companies´ operating income in the first quarter increased 20% over the previous first quarter, to ¥11.5 billion [$98 million], on an increase of 15% in sales, to ¥150.3 billion [$1.3 billion]. Business was especially strong in automotive components and in the building materials operations in the United States.

b. By geographical segment

		FY06 Q1	FY05 Q1	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Japan	Sales	296.7	268.6	28.1	10
	Operating income	29.6	27.8	1.8	7
The Americas	Sales	314.2	252.1	62.1	25
	Operating income	12.9	7.3	5.5	76
Europe	Sales	96.6	85.7	10.8	13
	Operating income	3.1	5.0	(1.8)	(37)
Other	Sales	147.6	107.8	39.8	37
	Operating income	4.8	5.6	(0.8)	(14)
Consolidated Results	Sales	704.6	603.9	100.7	17
	Operating income	47.4	44.0	3.4	8

Sales in Japan increased 10%, to ¥296.7 billion [$2.5 billion], and operating income increased 7%, to ¥29.6 billion [$252 million], despite increasing raw material costs. Unit sales of tires in the domestic market were strong, while unit exports of truck and bus tires were also robust. Unit exports of passenger car and light truck tires decreased compared with the previous first quarter due to the effects of increasing production capacity at overseas factories. Performance in diversified products exceeded the previous first quarter on the whole due mainly to steady growth in automotive components.

In the Americas, the Companies´ sales in the first quarter increased 25%, to ¥314.2 billion [$2.7 billion], and operating income increased 76%, to ¥12.9 billion [$110 million], due to efforts to address increasing raw material costs. In North America, unit sales of passenger car and light truck tires declined in both the original equipment and replacement sectors due to decrease in demand. Unit sales of truck and bus tires increased, led by growth in the original equipment sector. Business also improved in diversified and Latin American

operations.

Sales in Europe increased 13%, to ¥96.6 billion [$0.8 billion], while operating income declined 37%, to ¥3.1 billion [$26 million], due to the significant negative impact of rising raw material costs. Unit sales of passenger car and light truck tires increased in the original equipment and replacement sectors. Unit sales of truck and bus tires also increased, led by growth in the replacement sector.

In other regions, sales grew 37%, to ¥147.6 billion [$1.3 billion], spurred by vigorous marketing efforts. A decrease of 14% in operating income to ¥4.8 billion [$41 million] was recorded due in part to the rising cost of raw materials.

C. Cash Flow

		FY06 Q1	FY05 Q1	Increase (decrease)
		¥ billion	¥ billion	¥ billion
Net cash provided by (used in) operating activities		(12.9)	7.8	(20.7)
Net cash used in investing activities		(68.6)	(48.6)	(20.0)
Net cash provided by financing activities		29.6	20.0	9.5
Effect of exchange rates on cash and cash equivalents		1.3	0.8	0.4
Net decrease in cash and cash equivalents		(50.6)	(19.9)	(30.7)
Cash and cash equivalents	At beginning of quarter	213.5	263.7	(50.1)
	At end of quarter	162.9	243.8	(80.9)

The Companies′ cash and cash equivalents in the first quarter declined ¥50.6 billion [$431 million], compared with a decrease of ¥19.9 billion [$169 million] in the previous first quarter, to ¥162.9 billion [$1,387 million].

(Cash flow by operating activities)

Net cash used in operating activities totaled ¥12.9 billion [$110 million], compared with net cash provided by operating activities of ¥7.8 billion [$66 million] in the previous first quarter. The principal factors to this result included a decrease in notes and accounts payable of ¥42.9 billion [$365 million], compared with a decrease of ¥7.8 billion [$66 million] in the previous first quarter; and an increase of inventories of ¥40.7 billion [$346 million], compared with an increase of ¥32.0 billion [$272 million] in the previous first quarter. These factors offset income before income taxes and minority interests of ¥43.4 billion [$369 million], compared with ¥42.0 billion

[$358 million] in the previous first quarter; and a decrease in notes and accounts receivable of ¥33.6 billion [$286 million], compared with an increase of ¥0.2 billion [$2 million] in the previous first quarter.

(Cash flow by investing activities)

Net cash used in investing activities increased ¥20.0 billion [$170 million] compared with the previous first quarter, to ¥68.6 billion [¥584 million]. Expenditures included payments of ¥63.6 billion [$541 million] for purchase of property, plant and equipment, compared with payments of ¥48.7 billion [$415 million] in the previous first quarter.

(Cash flow by financing activities)

Net cash provided by financing activities increased ¥9.5 billion [$81 million] compared to the previous first quarter, to ¥29.6 billion [$252 million]. The net increase in borrowings and bonds was ¥43.9 billion [$374 million], compared with an increase of ¥27.6 billion [$235 million] in the previous first quarter.

II. Projections

Below is a summary of management's projections for consolidated sales and earnings in the first half (January 1 to June 30, 2006) of the current fiscal year. These projections are revisions to the projections announced by the Company on February 17, 2006. Those revisions are due to the expectation that the Companies will incur losses due to the weaker-than-expected Japanese Yen against the US dollar and the euro, and the likelihood of a loss of US$170 million for the potential closure of Oklahoma City plant by the end of December 2006, of which US$140 will be set aside as an extraordinary loss during the first half of the current fiscal year. The notice of potential closure of Oklahoma City plant was announced on April 28 by Bridgestone Firestone North American Tire, LLC, which is a subsidiary of Bridgestone Americas Holding, Inc., whose parent company is Bridgestone Corporation.

Also, the summary shows the management's projections for non-consolidated sales and earnings in the first half (January 1 to June 30, 2006) of the current fiscal year. These projections are revisions to the projections announced by the Company on February 17, 2006 due in part to the current expectation that the Yen will be weaker against the US dollar and the euro.

Regarding consolidated sales and earnings for the full year (January 1 to December 31, 2006), revisions to those projections, if any, would be made at the time the Companies announce their first-half business and financial results for fiscal 2006.

The stronger-than-expected sales performance has been continuing with robust demand for

tires, especially in markets outside Japan. Profitability is still an issue, however, as prices for natural rubber remain high and as rising prices for crude oil and other basic materials increase the prices of other raw materials used in the Companies' products.

[Consolidated]

(Reference)

	(Revised) FY06 1H Projections	FY05 1H Results	Increase (decrease)		(Initial) FY06 1H Projections
	¥ billion	¥ billion	¥ billion	%	¥ billion
Net sales	1,430.0	1,256.2	173.8	14	1,390.0
Operating income	77.0	92.0	(15.1)	(16)	70.0
Ordinary income	61.0	88.6	(27.7)	(31)	54.0
Net income	30.0	101.7	(71.7)	(71)	33.0

Note: Fiscal 2005 first half results include an extraordinary gain of ¥80.8 billion [$688 million] arising mostly from the return to the Japanese government of the substitutional portion of an employee pension plan at the Company and certain domestic consolidated subsidiaries; and an extraordinary loss of ¥2.9 billion [$25 million] due to impairment losses on fixed assets. Excluding these factors, management forecasts net income for the first half to decrease 47%, not 71%, compared with the previous first half.

[Non-consolidated]

(Reference)

	(Revised) FY06 1H Projections	FY05 1H Results	Increase (decrease)		(Initial) FY06 1H Projections
	¥ billion	¥ billion	¥ billion	%	¥ billion
Net sales	430.0	400.2	29.8	7	420.0
Operating income	40.0	49.3	(9.4)	(19)	34.0
Ordinary income	45.0	60.5	(15.6)	(26)	38.0
Net income	34.0	84.1	(50.1)	(60)	26.0

Note: Note: Fiscal 2005 first half results include an extraordinary gain of ¥71.2 billion [$606 million] arising mostly from the return to the Japanese government of the substitutional portion of an employee pension plan at the Company and certain domestic consolidated subsidiaries; and an extraordinary loss of ¥1.0 billion [$9 million] due to impairment losses on fixed assets. Excluding these factors, management forecasts net income for the first half

to decrease 19%, not 60%, compared with the previous first half.

Forward-Looking Statements

The preceding descriptions of projections and plans are “forward-looking statements,” which involve known and unknown risks and uncertainties. Those variables could cause the Companies´ actual performance and results to differ substantially from management´s projections and plans.

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

- end -

Consolidated Financial Statements

Consolidated Balance Sheet (Unaudited)

	FY2005 1Q (As of 31 March 2005)		FY2006 1Q (As of 31 March 2006)		FY2005 (As of 31 December 2005)		Increase (decrease)
	Yen in million	%	Yen in million	%	Yen in million	%	Yen in million
Assets							
Current Assets:							
Cash and deposits	229,275		158,337		199,008		(40,671)
Notes and accounts receivable	462,698		499,318		531,174		(31,856)
Inventories	409,317		508,253		464,972		43,281
Other	111,265		124,387		120,478		3,909
Total Current Assets	1,212,557	51.3	1,290,297	47.1	1,315,633	48.5	(25,336)
Fixed Assets:							
Tangible assets	753,038		882,655		868,376		14,279
Other	399,576		567,367		525,951		41,416
Total Fixed Assets	1,152,614	48.7	1,450,023	52.9	1,394,328	51.5	55,695
Total	2,365,171	100.0	2,740,320	100.0	2,709,962	100.0	30,358
Liabilities							
Current Liabilities:							
Notes and accounts payable	274,257		303,719		363,354		(59,635)
Short-term borrowings and current portion of bonds	188,599		270,945		228,399		42,546
Accrued expenses	169,036		176,984		177,965		(981)
Other	74,319		74,497		86,053		(11,556)
Total Current Liabilities	706,212	29.8	826,147	30.1	855,773	31.6	(29,626)
Long-term Liabilities:							
Bonds	133,085		127,363		147,001		(19,638)
Long-term borrowings	188,851		228,085		204,340		23,745
Accrued pension and liability for retirement benefits	285,464		195,460		194,619		841
Other	63,368		154,548		144,698		9,850
Total Long-term Liabilities	670,770	28.4	705,458	25.8	690,659	25.5	14,799
Total Liabilities	1,376,983	58.2	1,531,605	55.9	1,546,433	57.1	(14,828)
Minority Interests							
Minority Interests	32,278	1.4	33,709	1.2	34,932	1.3	(1,223)
Shareholders' Equity							
Common stock	126,354	5.3	126,354	4.6	126,354	4.7	–
Capital Surplus	122,078	5.2	122,078	4.5	122,078	4.5	–
Retained earnings	802,632	33.9	913,477	33.3	935,823	34.5	(22,346)
Net unrealized gain on available-for-sale securities	103,100	4.4	172,316	6.3	144,186	5.3	28,130
Foreign currency translation adjustments	(147,186)	(6.2)	(96,221)	(3.5)	(102,038)	(3.8)	5,817
Treasury stock—at cost	(51,070)	(2.2)	(62,999)	(2.3)	(97,808)	(3.6)	34,809
Total Shareholders' Equity	955,909	40.4	1,175,005	42.9	1,128,596	41.6	46,409
Total	2,365,171	100.0	2,740,320	100.0	2,709,962	100.0	30,358

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Income (Unaudited)

	FY2005 1Q (Three months ended 31 March 2005)		FY2006 1Q (Three months ended 31 March 2006)		increase (decrease)		FY2005 (Year ended 31 December 2005)	
	Yen in million	%	Yen in million	%	Yen in million	%	Yen in million	%
Net Sales	603,937	100.0	704,676	100.0	100,739	–	2,691,375	100.0
Cost of Sales	390,062	64.6	467,193	66.3	77,131	1.7	1,751,940	65.1
Gross profit	213,875	35.4	237,483	33.7	23,608	(1.7)	939,435	34.9
Selling, General and Administrative Expenses	169,852	28.1	189,988	27.0	20,136	(1.1)	725,584	27.0
Operating income	44,022	7.3	47,494	6.7	3,472	(0.6)	213,850	7.9
Non-operating Income :	4,809	0.8	4,230	0.6	(579)	(0.2)	22,700	0.9
Interest income and dividend income	822		981				6,029	
Other	3,987		3,249				16,671	
Non-operating Expenses :	6,782	1.1	9,967	1.4	3,185	0.3	38,447	1.4
Interest expense	3,162		5,108				15,226	
Foreign currency exchange loss	121		1,278				2,588	
Other	3,498		3,580				20,632	
Ordinary income	42,049	7.0	41,757	5.9	(292)	(1.1)	198,103	7.4
Extraordinary Income :	–	–	1,681	0.3	1,681	0.3	82,890	3.1
Gains on sales of tangible assets	–		1,681				4,318	
Gains on return of substitutional portion of the governmental pension program	–		–				78,572	
Extraordinary Loss :	–	–	–	–	–	–	36,399	1.4
Impairment losses on assets	–		–				4,009	
Loss related to voluntary tire replacement	–		–				26,503	
Loss on provision for environmental remediation	–		–				5,886	
Income before income taxes and minority interests	42,049	7.0	43,439	6.2	1,390	(0.8)	244,594	9.1
Income taxes	15,009	2.5	15,470	2.2	461	(0.3)	60,259	2.3
Minority Interests	899	0.2	795	0.1	(104)	(0.1)	3,539	0.1
Net Income	26,139	4.3	27,173	3.9	1,034	(0.4)	180,796	6.7

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Cash Flows (Unaudited)

	FY2005 1Q (Three months ended 31 March 2005)	FY2006 1Q (Three months ended 31 March 2006)	increase (decrease)	FY2005 (Year ended 31 December 2005)
	Yen in million	Yen in million	Yen in million	Yen in million
Cash Flows from Operating Activities :				
Income before income taxes and minority interests	42,049	43,439	1,390	244,594
Depreciation and amortization	30,497	35,399	4,902	127,608
(Increase) decrease in notes and accounts receivable	(249)	33,623	33,872	(47,234)
Increase in inventories	(32,085)	(40,703)	(8,618)	(57,481)
Increase (decrease) in notes and accounts payable	(7,830)	(42,952)	(35,122)	47,942
Income taxes paid	(40,415)	(28,881)	11,534	(68,577)
Other	15,840	(12,865)	(28,705)	(97,869)
Net Cash Provided by (Used in) Operating Activities	7,806	(12,939)	(20,745)	148,982
Cash Flows from Investing Activities :				
Payments for purchase of tangible assets	(48,765)	(63,631)	(14,866)	(196,494)
Other	115	(5,037)	(5,152)	(20,421)
Net Cash Used in Investing Activities	(48,650)	(68,669)	(20,019)	(216,915)
Cash Flows from Financing Activities :				
Net increase in borrowings and bonds	27,694	43,935	16,241	78,604
Cash dividends paid	(8,475)	(10,517)	(2,042)	(16,772)
Other	833	(3,815)	(4,648)	(51,576)
Net Cash Provided by Financing Activities	20,053	29,601	9,548	10,255
Effect of Exchange Rate Changes on Cash and Cash Equivalents	877	1,326	449	7,531
Net Decrease in Cash and Cash Equivalents	(19,913)	(50,680)	(30,767)	(50,145)
Cash and Cash Equivalents at Beginning of Period	263,726	213,581	(50,145)	263,726
Cash and Cash Equivalents at End of Period	243,813	162,900	(80,913)	213,581

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Segment Information (Unaudited)

1. Business Segment Information

FY2005 1st Quarter (Three months ended 31 March 2005) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	478,848	125,089	603,937	—	603,937
(2)Intersegment sales and transfers	809	6,135	6,944	(6,944)	—
Total	479,657	131,225	610,882	(6,944)	603,937
Operating expenses	445,461	121,596	567,058	(7,143)	559,915
Operating income	34,195	9,628	43,823	199	44,022

FY2006 1st Quarter (Three months ended 31 March 2006) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	560,132	144,544	704,676	—	704,676
(2)Intersegment sales and transfers	736	5,757	6,493	(6,493)	—
Total	560,868	150,301	711,170	(6,493)	704,676
Operating expenses	525,413	138,719	664,133	(6,951)	657,181
Operating income	35,454	11,582	47,037	457	47,494

FY2005 (Year ended 31 December 2005) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	2,152,949	538,426	2,691,375	—	2,691,375
(2)Intersegment sales and transfers	3,838	26,341	30,179	(30,179)	—
Total	2,156,787	564,767	2,721,555	(30,179)	2,691,375
Operating expenses	1,988,875	518,890	2,507,766	(30,241)	2,477,525
Operating income	167,911	45,876	213,788	61	213,850

2. Geographical Segment Information

FY2005 1st Quarter (Three months ended 31 March 2005) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	197,377	250,668	84,841	71,050	603,937	—	603,937
(2)Intersegment sales and transfers	71,240	1,464	916	36,804	110,424	(110,424)	—
Total	268,617	252,132	85,757	107,854	714,362	(110,424)	603,937
Operating expenses	240,797	244,806	80,714	102,162	668,482	(108,567)	559,915
Operating income	27,819	7,325	5,042	5,692	45,880	(1,857)	44,022

FY2006 1st Quarter (Three months ended 31 March 2006) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	213,239	312,075	95,386	83,974	704,676	—	704,676
(2)Intersegment sales and transfers	83,536	2,170	1,235	63,683	150,625	(150,625)	—
Total	296,776	314,245	96,622	147,658	855,302	(150,625)	704,676
Operating expenses	267,115	301,337	93,433	142,771	804,656	(147,475)	657,181
Operating income	29,660	12,908	3,188	4,887	50,645	(3,150)	47,494

FY2005 (Year ended 31 December 2005) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	858,478	1,151,512	363,131	318,253	2,691,375	—	2,691,375
(2)Intersegment sales and transfers	303,856	6,446	3,819	179,689	493,811	(493,811)	—
Total	1,162,334	1,157,958	366,950	497,942	3,185,187	(493,811)	2,691,375
Operating expenses	1,024,027	1,118,993	347,327	476,852	2,967,200	(489,675)	2,477,525
Operating income	138,307	38,964	19,623	21,090	217,986	(4,136)	213,850